Exhibit 99.1



# ZTO EXPRESS (CAYMAN) INC.
# 中通快遞 ( 開曼 ) 有限公司

**(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)**
**Stock Code:2057**



# 2024
# INTERIM REPORT

# CONTENTS



# COMPANY INFORMATION

## DIRECTORS

### Executive Directors

Mr. Meisong LAI (Chairman)
Mr. Jilei WANG
Mr. Hongqun HU

### Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN

### Independent Non-Executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

## AUDIT COMMITTEE

Mr. Herman YU (Chairperson)
Mr. Xing LIU
Mr. Qin Charles HUANG

## COMPENSATION COMMITTEE

Mr. Frank Zhen WEI (Chairperson)
Mr. Xing LIU
Mr. Qin Charles HUANG

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Frank Zhen WEI (Chairperson)
Mr. Qin Charles HUANG
Mr. Tsun-Ming (Daniel) KAO

## ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE

Ms. Fang XIE (Chairperson)
Mr. Jilei WANG
Mr. Hongqun HU
Mr. Qin Charles HUANG

## JOINT COMPANY SECRETARIES

Ms. Songfei LI
Mr. Ming King CHIU

## AUTHORISED REPRESENTATIVES

Mr. Hongqun HU
Ms. Songfei LI

## HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building One
No. 1685 Huazhi Road
Qingpu District
Shanghai, 201708
People's Republic of China

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit 5603, 56/F, The Center
No. 99 Queen's Road
Central
Hong Kong

## REGISTERED OFFICE

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

ZTO Express (Cayman) Inc.

# COMPANY INFORMATION

## AUDITOR

Deloitte Touche Tohmatsu
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
35/F, One Pacific Place
88 Queensway
Hong Kong

## HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

## CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Maples Fund Services (Cayman) Limited
P.O. Box 1093, Boundary Hall
Cricket Square Grand Cayman, KY1-1102
Cayman Islands

## PRINCIPAL BANKS

Industrial Bank Co., Ltd.
1608 Gongyuan East Road, Qingpu District
Shanghai
People's Republic of China

Industrial and Commercial Bank of China
1750 Xinfu Middle Road, Huaxin Town
Qingpu District
Shanghai
People's Republic of China

## HONG KONG STOCK CODE

2057

## NYSE SYMBOL

ZTO

## COMPANY WEBSITE

http://zto.investorroom.com/

# FINANCIAL HIGHLIGHTS

| | For the Six Months Ended June 30, | | |
|---|---|---|---|
| | 2023 | **2024** | Change |
| | (Unaudited) | **(Unaudited)** | (%) |
| | (RMB in thousands, except percentages and per share data) | | |
| Revenues | 18,723,563 | **20,685,970** | 10.5% |
| Cost of Revenues | (12,895,730) | **(14,063,408)** | 9.1% |
| Gross Profit | 5,827,833 | **6,622,562** | 13.6% |
| Net income | 4,195,034 | **4,061,744** | (3.2)% |
| Net income attributable to ordinary shareholders | 4,211,540 | **4,037,848** | (4.1)% |
| **Non-GAAP Financial Measures:** | | | |
| EBITDA[1] | 6,761,106 | **7,034,205** | 4.0% |
| Adjusted EBITDA[2] | 7,016,846 | **8,000,042** | 14.0% |
| Adjusted net income[3] | 4,450,774 | **5,029,768** | 13.0% |
| Adjusted net income attributable to ordinary shareholders[4] | 4,467,280 | **5,005,872** | 12.1% |
| Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5] | | | |
| Basic | 5.52 | **6.21** | 12.5% |
| Diluted | 5.40 | **6.06** | 12.2% |

(1)     EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)     Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3)     Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)     Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(5)     Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

ZTO Express (Cayman) Inc.

# FINANCIAL HIGHLIGHTS

## NON-GAAP FINANCIAL MEASURES

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that such Non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

# FINANCIAL HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

| | For the Six Months Ended June 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| | (in thousands, except for share and per share data) | | |
| Net income | 4,195,034 | 4,061,744 | 558,915 |
| Add: | | | |
| Share-based compensation expense[1] | 254,976 | 305,155 | 41,991 |
| Impairment of investment in equity investees[1] | – | 672,816 | 92,583 |
| Loss/(Gain) on disposal of equity investees and subsidiaries, net of income taxes | 764 | (9,947) | (1,369) |
| Adjusted net income | 4,450,774 | 5,029,768 | 692,120 |
| Net income | 4,195,034 | 4,061,744 | 558,915 |
| Add: | | | |
| Depreciation | 1,322,968 | 1,473,049 | 202,698 |
| Amortization | 68,584 | 68,325 | 9,402 |
| Interest expenses | 143,928 | 199,771 | 27,489 |
| Income tax expenses | 1,030,592 | 1,231,316 | 169,435 |
| EBITDA | 6,761,106 | 7,034,205 | 967,939 |
| Add: | | | |
| Share-based compensation expense | 254,976 | 305,155 | 41,991 |
| Impairment of investment in equity investees | – | 672,816 | 92,583 |
| Loss/(Gain) on disposal of equity investees and subsidiaries | 764 | (12,134) | (1,670) |
| Adjusted EBITDA | 7,016,846 | 8,000,042 | 1,100,843 |

(1)    Net of income taxes of nil

ZTO Express (Cayman) Inc.

# FINANCIAL HIGHLIGHTS

| | For the Six Months Ended June 30, | | |
|---|---|---|---|
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| | (in thousands, except for share and per share data) | | |
| Net income attributable to ordinary shareholders | 4,211,540 | 4,037,848 | 555,627 |
| Add: | | | |
|   Share-based compensation expense[1] | 254,976 | 305,155 | 41,991 |
|   Impairment of investment in equity investees[1] | – | 672,816 | 92,583 |
|   Loss/(Gain) on disposal of equity investees and subsidiaries, net of income taxes | 764 | (9,947) | (1,369) |
| Adjusted net income attributable to ordinary shareholders | 4,467,280 | 5,005,872 | 688,832 |
| Weighted average shares used in calculating net earnings per ordinary share/ADS | | | |
|   Basic | 808,916,820 | 805,806,731 | 805,806,731 |
|   Diluted | 840,125,888 | 838,836,131 | 838,836,131 |
| Net earnings per share/ADS attributable to ordinary shareholders | | | |
|   Basic | 5.21 | 5.01 | 0.69 |
|   Diluted | 5.10 | 4.90 | 0.67 |
| Net earnings per share/ADS attributable to ordinary shareholders | | | |
|   Basic | 5.52 | 6.21 | 0.85 |
|   Diluted | 5.40 | 6.06 | 0.83 |

(1)    Net of income taxes of nil

# BUSINESS REVIEW AND OUTLOOK

## BUSINESS REVIEW DURING THE REPORTING PERIOD

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In the first half of 2024, we achieved solid financial and operating results as we continue to improve operational efficiency and emphasize profitable growth amidst intensified industry competition. Our revenue increased by 10.5% from RMB18,723.6 million for the six months ended June 30, 2023 to RMB20,686.0 million for the same period in 2024, primarily due to an increase in express delivery demand driven by the growth of online consumption penetration and our mix shift towards higher-value customers.

### Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated reverse logistic services. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

### Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

ZTO Express (Cayman) Inc.

## Logistics Network and Infrastructure

### *Network base*

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of June 30, 2024, we had over 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

### *Logistics Infrastructure*

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of June 30, 2024, our logistics infrastructure network comprised 96 sorting hubs with 515 automation lines and over 3,800 line-haul routes serviced by approximately 10,000 self-owned line-haul trucks, out of which more than 9,200 were high capacity 15 to 17-meter-long models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

## Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

# BUSINESS REVIEW AND OUTLOOK

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the six months ended June 30, 2024 compared to the same period in 2023.

## Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

## Important Events after the Reporting Period

Save as disclosed in this interim report, no significant events affecting the Group have occurred since the end of the Reporting Period and up to the Latest Practicable Date.

ZTO Express (Cayman) Inc.

## BUSINESS OUTLOOK

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and their efficient utilization to establish our competitive advantage, and we have consistently stay relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market and operating conditions, the Company maintains its previously stated annual guidance. Parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

# MANAGEMENT DISCUSSION AND ANALYSIS

## REVENUES

| | For the Six Months Ended June 30, | | |
| --- | --- | --- | --- |
| | 2023 (Unaudited) | **2024 (Unaudited)** | % of revenues |
| | (RMB in thousands, except percentages) | | |
| Express delivery services | 17,387,187 | **19,116,095** | 92.4 |
| Freight forwarding services | 431,597 | **435,989** | 2.1 |
| Sale of accessories | 836,616 | **1,065,484** | 5.2 |
| Others | 68,163 | **68,402** | 0.3 |
| **Total revenues** | 18,723,563 | **20,685,970** | 100 |

### Core Express Delivery Business

Revenues from our core express delivery business increased by 10.7% from RMB18,292.0 million for the six months ended June 30, 2023 to RMB20,250.0 million for the same period in 2024 as a result of a 11.8% growth of parcel volume and stable parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the six months ended June 30, 2024, such fees represented 88.3% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, increased by 26.2% as a result of expanded higher-value platform customers.

### Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the six months ended June 30, 2024, revenue from such services increased by 1.0% compared to the same period in 2023.

### Sale of Accessories and Others

Revenue from sale of accessories, largely consisted of sales of thermal paper used for digital waybills' printing. For the six months ended June 30, 2024, revenue from sale of accessories and others increased by 27.4% compared to the same period in 2023. Other revenues were mainly derived from financing services.

ZTO Express (Cayman) Inc.

## COST OF REVENUES

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

| | For the Six Months Ended June 30, | | |
| --- | --- | --- | --- |
| | 2023 (Unaudited) | 2024 (Unaudited) | % of revenues |
| | (RMB in thousands, except percentages) | | |
| Line-haul transportation cost | 6,381,652 | 6,654,616 | 32.2 |
| Sorting hub operating cost | 3,948,037 | 4,395,871 | 21.3 |
| Freight forwarding cost | 405,244 | 405,106 | 2.0 |
| Cost of accessories sold | 234,128 | 293,140 | 1.4 |
| Other costs | 1,926,669 | 2,314,675 | 11.1 |
| Total cost of revenues | 12,895,730 | 14,063,408 | 68.0 |

Total cost of revenues increased by 9.1% from RMB12,895.7 million for the six months ended June 30, 2023 to RMB14,063.4 million for the six months ended June 30, 2024.

• **Line haul transportation cost** was RMB6,654.6 million, an increase of 4.3% from RMB6,381.7 million in the same period of 2023. The unit transportation cost decreased by 6.7% or RMB3 cents mainly attributable to better economies of scale, optimized line-haul route planning and improved load rate.

• **Sorting hub operating cost** was RMB4,395.9 million, an increase of 11.3% from RMB3,948.0 million in the same period of 2023. The increase primarily consisted of (i) RMB223.4 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvements and (ii) RMB155.0 million increase in depreciation and amortization costs associated with expansion of automation equipment and facility upgrades to further improve the transit efficiency. As of June 30, 2024, 515 sets of automated sorting equipment were in service, compared to 460 sets as of June 30, 2023, which enhanced overall sorting operational efficiencies.

• **Freight forwarding cost** was RMB405.1 million, representing a decrease by RMB0.1 million compared with RMB405.2 million in the same period of 2023.

• **Cost of accessories sold** was RMB293.1 million, representing an increase by 25.2% compared with RMB234.1 million in the same period of 2023.

• **Other costs** were RMB2,314.7 million, an increase of 20.1% from RMB1,926.7 million in the same period of 2023. The increase was mainly driven by RMB462.6 million increase in costs associated with serving higher-value enterprise customers, level of which is consistent with related revenue increases.

# MANAGEMENT DISCUSSION AND ANALYSIS

## GROSS PROFIT

Gross profit increased by 13.6% from RMB5,827.8 million for the six months ended June 30, 2023 to RMB6,622.6 million for the six months ended June 30, 2024. Our gross profit margin increased to 32.0% for the six months ended June 30, 2024 from 31.1% for the same period of 2023.

## OPERATING EXPENSES

Total operating expenses increased by 14.2% to RMB1,140.7 million for the six months ended June 30, 2024 from RMB998.6 million for the same period of 2023.

*Selling, General and Administrative Expenses.* Our selling, general and administrative expenses increased by 15.4% from RMB1,291.2 million for the six months ended June 30, 2023 to RMB1,489.6 million for the six months ended June 30, 2024. The increase primarily consisted of (i) RMB78.4 million in headquarters facility expenses, (ii) RMB70.0 million increase in compensation and benefit expenses, and (iii) RMB31.6 million depreciation and amortization costs associated with administrative equipment and facilities.

*Other operating income, net.* Our net other operating income increased by 19.3% from RMB292.6 million for the six months ended June 30, 2023 to RMB349.0 million for the six months ended June 30, 2024. Other operating income mainly consisted of (i) RMB266.1 million of government subsidies and tax rebates, and (ii) RMB82.9 million of rental and other income.

## INCOME FROM OPERATIONS

Our income from operations was RMB5,481.9 million for the six months ended June 30, 2024, an increase of 13.5% from RMB4,829.2 million for the same period last year. Operating margin rate increased to 26.5% from 25.8% in the same period last year.

## OTHER INCOME AND EXPENSE

*Interest income.* Our interest income increased by 105.8% from RMB259.0 million for the six months ended June 30, 2023 to RMB533.1 million for the six months ended June 30, 2024.

*Interest expense.* Our interest expense increased by 38.8% from RMB143.9 million for the six months ended June 30, 2023 to RMB199.8 million for the six months ended June 30, 2024.

ZTO Express (Cayman) Inc.

*Gain from fair value changes of financial instruments.* Our gain from fair value changes of financial instruments was RMB97.6 million for the six months ended June 30, 2024, compared with a gain of RMB207.2 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are quoted by commercial banks according to market-based estimation of future redemption prices.

*Impairment of investment in equity investee.* Our impairment of investment in equity investee was RMB672.8 million for the six months ended June 30, 2024, mainly due to the following (i) in the first quarter of 2024, Alibaba Group Holding Limited initiated a tender offer to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited ("**Cainiao**"). The Company has accepted this offer and the deal was closed subsequently in July. The offer price to all shares held by the Company was below the carrying amount, hence a RMB479.9 million impairment of investment was reported during the Reporting Period, and (ii) RMB192.9 million was a provision for impairment charge related to the Company's investment in Zhejiang Yizhan Network Technology Co., Ltd. ("**Yizhan**"), a subsidiary of Cainiao.

*Foreign currency exchange gain.* Our foreign currency exchange gain decreased by 71.0% from RMB70.9 million for the six months ended June 30, 2023 to RMB20.6 million for the six months ended June 30, 2024, mainly due to the appreciation of the onshore U.S. dollar denominated bank deposits against the Chinese Renminbi.

### INCOME TAX EXPENSE

Our income tax expense increased by 19.5% from RMB1,030.6 million for the six months ended June 30, 2023 to RMB1,231.3 million for the six months ended June 30, 2024. Overall income tax rate increased by 3.6 percentage points during the Reporting Period compared to the same period last year, mainly due to (i) RMB98.0 million accrual of withholding tax on distributable earnings planned for dividend payment to ZTO Express (Hong Kong) Limited attributable for the six months ended June 30, 2024, and (ii) RMB479.9 million and RMB192.9 million impairment losses on investment in Cainiao and Yizhan, respectively, which is non-deductible.

### NET INCOME

As a result of the foregoing, our net income decreased by 3.2% from RMB4.2 billion for the six months ended June 30, 2023 to RMB4.1 billion for the six months ended June 30, 2024.

### FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As of June 30, 2024, we did not have detailed future plans for material investments or capital assets.

### GEARING RATIO

As of June 30, 2024, our gearing ratio was 33.1%, compared to 31.9% as of December 31, 2023, calculated by dividing total liabilities by total assets.

# MANAGEMENT DISCUSSION AND ANALYSIS

## LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of June 30, 2024, our cash and cash equivalents, restricted cash and short-term investments were RMB10,542.1 million, RMB22.3 million, and RMB9,898.8 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2024, approximately 87.7% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 76.5% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of June 30, 2024, we had outstanding principal amount of bank borrowings of RMB10,390.8 million (as of December 31, 2023: RMB7,766.0 million). The weighted average interest rate of borrowings drawn was 1.8% for the six months ended June 30, 2024. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

ZTO Express (Cayman) Inc.

# MANAGEMENT DISCUSSION AND ANALYSIS

## SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the six months ended June 30, 2024.

## MATERIAL ACQUISITIONS AND DISPOSALS

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

## PLEDGE OF ASSETS

As of June 30, 2024, we did not pledge any assets of the Group.

## FOREIGN EXCHANGE RISK

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2024, we had RMB4,743.3 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB431.2 million in our cash and cash equivalents, restricted cash and short-term investment.

# MANAGEMENT DISCUSSION AND ANALYSIS

## INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

## CONTINGENT LIABILITIES

We had no material contingent liabilities as of June 30, 2024.

## CAPITAL EXPENDITURES AND CAPITAL COMMITMENT

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB3.0 billion for the six months ended June 30, 2024 (six months ended June 30, 2023: RMB4.5 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2024 amounted to RMB4.4 billion. All of these capital commitments will be fulfilled based on the construction progress.

ZTO Express (Cayman) Inc.

# MANAGEMENT DISCUSSION AND ANALYSIS

## EMPLOYEES AND REMUNERATION

As of June 30, 2024, we had a total of 23,906 employees. The following table sets out the breakdown of our own employees by function as of June 30, 2024:

| Functional Area | Number of Employees | % of Total |
| --- | ---: | ---: |
| Sorting | 7,608 | 31.8 |
| Transportation | 3,578 | 15.0 |
| Management and Administration | 4,569 | 19.1 |
| Operation Support & Customer Service | 6,460 | 27.0 |
| Technology and Engineering | 1,327 | 5.6 |
| Sales and Marketing | 364 | 1.5 |
| Total | 23,906 | 100.0 |

In addition to our employees, our workforce also includes over 60,000 outsourced workers, as of June 30, 2024. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share based compensation incurred from the six months ended June 30, 2024 was RMB1,717.8 million, as compared to RMB1,576.4 million for the six months ended June 30, 2023.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a retirement benefit scheme, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

# MANAGEMENT DISCUSSION AND ANALYSIS

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the 2016 Plan and the cash incentive scheme through ZTO ES. On March 19, 2024, the Board approved and adopted the 2024 Plan effective in March 2024, which does not involve the issue of new shares of the Company. Further details in respect of the 2016 Plan, the 2024 Plan and the cash incentive scheme through ZTO ES are set out in the annual report of the Company for the year ended December 31, 2023.

ZTO Express (Cayman) Inc.

# CORPORATE GOVERNANCE

## WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote and each Class B ordinary share entitles the holder to exercise ten votes respectively, on all matters that require a shareholder's vote. Save for the weighted voting rights attached to Class B ordinary shares, the rights attached to all classes of Shares are identical.

As of June 30, 2024, the number of Class B ordinary shares held by our WVR Beneficiary and his shareholding and voting rights are as follows:

| | Number of Class B ordinary shares held by the WVR Beneficiary | Approximate percentage of voting rights of Class B ordinary shares held by the WVR Beneficiary | Approximate total percentage voting rights of Class A and Class B ordinary shares held by the WVR Beneficiary |
|---|---|---|---|
| Mr. Meisong LAI(Note 1) | 206,100,000 | 77.3% | 77.4% |
| Zto Lms Holding Limited(Note 2) | 206,100,000 | 77.3% | 77.4% |

Note 1: In additional to above, Mr. Meisong LAI was also interested in 4,608,920 Class A ordinary shares as of June 30, 2024 (excluding (a) his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES, an employee shareholding platform of the Group, that correspond to his proportional indirect ownership of ZTO ES (i) to receive dividends (if any) and (ii) to direct the disposition of such shares, and (b) 450,000 share options granted to him to purchase 450,000 Class A ordinary shares pursuant to the 2024 Plan). For further information, please refer to the section headed "Other Information – Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" in this interim report.

Note 2: Zto Lms Holding Limited is a BVI company beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members.

As of June 30, 2024, the WVR Beneficiary was interested in a total of 4,608,920 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES and 450,000 share options granted to him pursuant to the 2024 Plan) and 206,100,000 Class B ordinary shares, representing a total of 77.4% voting rights in the Company, based on the number of Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class (comprising 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares as of June 30, 2024), with respect to all matters that require a shareholder's vote. For the Primary Conversion, we have undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules with respect to all the shares held by ZTO ES.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, our Company will issue 206,100,000 Class A ordinary shares, representing approximately 34.0% of the total number of issued and outstanding Class A ordinary shares as of June 30, 2024.

# CORPORATE GOVERNANCE

As the Company was initially listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules (Weighted Voting Rights) do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules and the Articles of Association differ from Chapter 8A in a number of ways, in particular, the Articles of Association do not provide for WVRs to terminate in the circumstances specified in Chapter 8A, such as where the WVR beneficiary is deceased or no longer a director. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

If at any time Mr. Meisong LAI and his affiliates collectively own less than 10% of the total issued share capital of the Company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. In addition, (1) upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the Articles of Association) of such holder, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person or entity that is not an Affiliate of such holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular, that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exercise his higher voting power to influence the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in our Company only after due and careful consideration.

## COMPLIANCE WITH THE CG CODE

During the six months ended June 30, 2024 and up to the Latest Practicable Date, the Company has complied with all the code provisions as set forth in Part 2 of the CG Code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

ZTO Express (Cayman) Inc.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

## COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the Reporting Period and up to the Latest Practicable Date.

## BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Social and Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

## AUDIT COMMITTEE

The Company has established an audit committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

• appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

• reviewing with the independent auditors any audit problems or difficulties and management's response;

# CORPORATE GOVERNANCE

- discussing the annual audited financial statements with management and the independent auditors;

- reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

- reviewing with management, the Company's independent auditors and the Company's internal auditing department, the information which is required to be reported by the independent auditor;

- resolving all disagreements between the Company's independent auditors and management regarding financial reporting;

- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- reviewing and approving all proposed related party transactions;

- meeting separately and periodically with management and the independent auditors; and

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2024 and this interim report, and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The condensed consolidated financial statements of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

ZTO Express (Cayman) Inc.

## DISCLOSURE OF INTERESTS

### Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

### Interest in the Company

| Name | Nature of interest | Number of Shares/ Underlying Shares | Approximate % of interest in relevant class of Share[1] |
|------|--------------------|--------------------------------------|---------------------------------------------------------|
| Mr. Meisong LAI[2] | Founder of a discretionary trust | 206,100,000 Class B ordinary shares (L) | 100.00% |
| | Founder of a discretionary trust/Other[3]/ Beneficial owner | 6,023,685 Class A ordinary shares (L) | 0.99% |
| Mr. Jilei WANG[4] | Founder of a discretionary trust/Other[3]/ Beneficial owner | 42,229,065 Class A ordinary shares (L) | 6.96% |
| Mr. Hongqun HU[5] | Other[3]/Beneficial owner | 105,595 Class A ordinary shares (L) | 0.02% |
| Mr. Herman YU | Beneficial owner | 55,343 Class A ordinary shares (L) | 0.01% |
| Mr. Xing LIU | Beneficial owner | 18,448 Class A ordinary shares (L) | 0.00% |
| Mr. Qin Charles HUANG | Beneficial owner | 18,448 Class A ordinary shares (L) | 0.00% |
| Mr. Tsun-Ming KAO | Beneficial owner | 11,978 Class A ordinary shares (L) | 0.00% |
| Ms. Fang XIE | Beneficial owner | 1,879 Class A ordinary shares (L) | 0.00% |

Notes:

(1)     The calculation is based on 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of June 30, 2024.

(2)     Mr. Meisong LAI was interested in (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 4,608,920 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Lms Holding Limited, (iii) 964,765 Class A ordinary shares held by ZTO ES; and (iv) 450,000 share options granted to Mr. Meisong LAI to purchase 450,000 Class A ordinary shares pursuant to the 2024 Plan. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Meisong LAI has the power to direct the disposition of 964,765 Class A ordinary shares held by ZTO ES.

# OTHER INFORMATION

(3)   "Other" represents the power of the relevant director to direct the disposition of certain number of Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to the notes setting out the relevant director's interests.

(4)   Mr. Jilei WANG was interested in (i) 42,088,065 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 120,000 Class A ordinary shares held by ZTO ES, and (iii) 21,000 share options granted to Mr. Jilei WANG to purchase 21,000 Class A ordinary shares pursuant to the 2024 Plan. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(5)   Mr. Hongqun HU has the power to direct the disposition of 84,595 Class A ordinary shares held by ZTO ES, a BVI company established as an employee shareholding platform of the Group. 21,000 share options were granted to Mr. Hongqun HU to purchase 21,000 Class A ordinary shares pursuant to the 2024 Plan.

(6)   The letter "L" stands for long position.

## Interest in Associated Corporations of the Company

The following table lists out the interests of Directors or chief executives of the Company in LMS (Hong Kong) Limited, Tuxi Tech (Cayman) Inc., Zhejiang Tongyu Intelligent Industry Development Co., Ltd., and ZTO Express Co., Ltd., all of which are associated corporations of the Company, as at June 30, 2024:

| Name | Name of associated corporations | Nature of interest | Number of Shares | Approximate % of interest in the issued shares |
|---|---|---|---|---|
| Mr. Meisong LAI | LMS (Hong Kong) Limited | Founder of a discretionary trust | 1 (L) | 100.00% |
| | TuXi Tech (Cayman) Inc. | Interest in controlled corporation[1] | 195,000,000 (L) | 12.46% |
| | Zhejiang Tongyu Intelligent Industry Development Co., Ltd. | Interest in controlled corporation[2] | 120,000,000 (L) | 75.00% |
| | ZTO Express Co., Ltd. | Beneficial owner | 206,100,000 (L) | 34.35% |
| Mr. Jilei WANG | TuXi Tech (Cayman) Inc. | Interest in controlled corporation[3] | 45,000,000 (L) | 2.87% |
| | ZTO Express Co., Ltd. | Beneficial owner | 60,000,000 (L) | 10.00% |
| Mr. Hongqun HU | TuXi Tech (Cayman) Inc. | Other[4] | 2,500,000 (L) | 0.15% |
| | Zhejiang Tongyu Intelligent Industry Development Co., Ltd. | Interest in controlled corporation[5] | 120,000,000 (L) | 75.00% |

ZTO Express (Cayman) Inc.

Notes:

(1)    Mr. Meisong LAI was interested in 195,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI LMS Limited, which is wholly-owned by Mr. Meisong LAI.

(2)    Mr. Meisong LAI was interested in 120,000,000 shares of Zhejiang Tongyu Intelligent Industry Development Co., Ltd. ("**Zhejiang Tongyu**") directly held by Tonglu Zhongyu Enterprise Management Partnership (Limited Partnership) ("**Tonglu Zhongyu**"). Shanghai Zhongluan Enterprise Management Consulting Co. Ltd., which was wholly-owned by Mr. Meisong LAI and his spouse, Ms. Yufeng LAI in aggregation, is the sole general partner of Tonglu Zhongyu.

(3)    Mr. Jilie WANG was interested in 45,000,000 shares of Tuxi Tech (Cayman) Inc. directly held by TUXI WJL Limited, which is wholly-owned by Mr. Jilie WANG.

(4)    "Other" represents the power of Mr. Hongqun HU to direct the disposition of 2,500,000 shares of TuXi Tech (Cayman) Inc. held by Tuxi Honor Holding Limited, an employee incentive platform.

(5)    Mr. Hongqun HU was interested in 120,000,000 shares of Zhejiang Tongyu directly held by Tonglu Zhongyu. Tonglu Zhongyu was held as to 99% by Mr. Hongqun HU.

(6)    The letter "L" stands for long position.

Save as disclosed above, as of June 30, 2024, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

# OTHER INFORMATION

## Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of June 30, 2024, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name | Capacity/Nature of interest | Number of Shares/ Underlying Shares | Approximate % of interest in relevant class of Share[1] |
|---|---|---|---|
| **Class A ordinary shares** | | | |
| SCTS Capital Pte. Ltd.[2] | Nominee for another person | 118,146,241 (L) | 19.47% |
| | | 10,000,000 (S) | 1.65% |
| Standard Chartered Trust (Singapore) Limited[2] | Trustee | 118,146,241 (L) | 19.47% |
| | | 10,000,000 (S) | 1.65% |
| Alibaba Group Holding Limited[3] | Interest in controlled corporation | 71,941,287 (L) | 11.86% |
| Taobao Holding Limited[3] | Interest in controlled corporation | 61,192,420 (L) | 10.09% |
| Taobao China Holding Limited[3] | Interest in controlled corporation/ Beneficial owner | 61,192,420 (L) | 10.09% |
| Alibaba ZT Investment Limited[3] | Beneficial owner | 57,870,370 (L) | 9.54% |
| Mr. Jianfa LAI[4] | Founder of a discretionary trust/ Other[5] | 66,252,639 (L) | 10.92% |
| | | 10,000,000 (S) | 1.65% |
| LJFA Holding Limited[4] | Interest in controlled corporation | 66,219,041 (L) | 10.91% |
| | | 10,000,000 (S) | 1.65% |
| Zto Ljf Holding Limited[4] | Beneficial owner | 66,219,041 (L) | 10.91% |
| | | 10,000,000 (S) | 1.65% |
| WJL Holding Limited[6] | Interest in controlled corporation | 42,088,065 (L) | 6.94% |
| Zto Wjl Holding Limited[6] | Beneficial owner | 42,088,065 (L) | 6.94% |

ZTO Express (Cayman) Inc.

| Name | Capacity/Nature of interest | Number of Shares/ Underlying Shares | Approximate % of interest in relevant class of Share[1] |
|---|---|---|---|
| JPMorgan Chase & Co.[7] | Interest in controlled corporation/Investment manager/Person having a security interest in shares/ Trustee/Approved lending agent | 36,358,528 (L) 15,821,470 (S) 14,522,181 (P) | 5.99% 2.60% 2.39% |
| **Class B ordinary shares** | | | |
| Zto Lms Holding Limited[8] | Beneficial owner | 206,100,000 (L) | 100.00% |
| LMS Holding Limited[8] | Interest in controlled corporation | 206,100,000 (L) | 100.00% |

Notes:

(1)  The calculation is based on 606,766,663 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of June 30, 2024. The letter "L" stands for long position, "S" stands for short position and "P" stands for lending pool.

(2)  SCTS Capital Pte Ltd is wholly-owned by Standard Chartered Trust (Singapore) Limited and is the trustee for Zto Lms Holding Limited, Zto Wjl Holding Limited, Zto Ljf Holding Limited, Zto Sxb Holding Limited and Zto Qfx Holding Limited. The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 shares under credit support documentation with a return obligation.

(3)  Alibaba Group Holding Limited ("**Alibaba**") was interested in (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("**Ali ZT**"); (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("**Cainiao Smart**"); (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("**NRF**"); (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited ("**Taobao**"); and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited ("**Cainiao HK**").

Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("**NRSF**"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("**NRSF GP**"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly-owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba.

Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK.

# OTHER INFORMATION

(4)  Mr. LAI was interested in 66,252,639 Class A ordinary shares and/or ADSs (long position) and 10,000,000 Class A ordinary shares (short position), of which (i) 66,219,041 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares and 10,000,000 Class A ordinary shares (short position) held by Zto Ljf Holding Limited, and (ii) 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a BVI company wholly-owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa LAI is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa LAI and his family members. Mr. Jianfa LAI is the sole director of Zto Ljf Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jianfa LAI has the power to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES.

The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 Class A ordinary shares under credit support documentation with a return obligation.

(5)  "Other" represents the power of Mr. Jianfa LAI to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to Note (4).

(6)  Mr. Jilei WANG was interested in (i) 42,088,065 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited and (ii) 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(7)  JPMorgan Chase & Co. was interested in a total of 36,358,528 Class A ordinary shares (long position), 15,821,470 Class A ordinary shares (short position) and 14,522,181 Class A ordinary shares (lending pool). According to the disclosure of interest notice filed by JPMorgan Chase & Co. with a relevant event date of December 27, 2023, such Class A ordinary shares were held by JPMorgan Chase & Co. indirectly through its wholly-owned subsidiaries.

Among them, 1,069,700 Class A ordinary shares (long position) and 220,200 Class A ordinary shares (short position) were held through physically settled listed derivatives, 9,541 Class A ordinary shares (long position) and 9,541 Class A ordinary shares (short position) were held through cash settled listed derivatives, 1,980,568 Class A ordinary shares (short position) were held through physically settled unlisted derivatives, 545,742 Class A ordinary shares (long position) and 669,541 Class A ordinary shares (short position) were held through cash settled unlisted derivatives, and 2,436,529 Class A ordinary shares (long position) and 38,930 Class A ordinary shares (short position) were held through a listed derivatives which are convertible instruments.

(8)  Mr. Meisong LAI was interested in 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited.

Save as disclosed above, as of June 30, 2024, so far as known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

ZTO Express (Cayman) Inc.

## SHARE INCENTIVE PLANS

During the Reporting Period, the Company operated the 2016 Plan, the cash incentive scheme through ZTO ES and the 2024 Plan, none of which involves the issue of any new shares of the Company. For further details in respect of the share incentive plans of the Company, please refer to the annual report of the Company for the year ended December 31, 2023.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or NYSE during the six months ended June 30, 2024. The Company did not hold any treasury shares as defined under the Listing Rules as at June 30, 2024.

## DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Since the date of the 2023 annual report of the Company and up to the Latest Practicable Date, the changes in the information of the Directors are set out below:

1.    Mr. Meisong LAI studied at Tsinghua University PBC School of Finance.

2.    Mr. Frank Zhen WEI resigned from Warburg Pincus Asia LLC during the Reporting Period.

Save as disclosed above, the Directors hereby confirm that no change to the information of the Directors is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date.

# OTHER INFORMATION

## INTERIM DIVIDEND

The Board has approved an interim dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024, to holders of its ordinary shares and ADSs as of the close of business on September 10, 2024. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 10, 2024 (Hong Kong Time). The payment date is expected to be October 10, 2024 for holders of Class A and Class B ordinary shares, and October 17, 2024 for holders of ADSs.

## USE OF PROCEEDS FROM THE NOTES OFFERING

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

ZTO Express (Cayman) Inc.

As disclosed in the Company's announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company planned to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As of June 30, 2024, we had utilized the above net proceeds as intended as to (i) US$282.1 million for enhancement of the scale and capability of our logistics operations; (ii) US$7.0 million for investment in the logistics ecosystem; and (iii) US$641.2 million for working capital and other general corporate purposes. All the net proceeds from the offering of the 2027 Notes have been utilized as of June 30, 2024.

## CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

## REVIEW OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements, including reconciliation between U.S. GAAP and the International Financial Reporting Standards, of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, Deloitte Touche Tohmatsu.

## APPROVAL OF INTERIM REPORT

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 were approved and authorized for issue by the Board.

# REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS





**TO THE BOARD OF DIRECTORS OF ZTO EXPRESS (CAYMAN) INC.**
(incorporated in the Cayman Islands with limited liability)

## INTRODUCTION

We have reviewed the condensed consolidated financial statements of ZTO Express (Cayman) Inc. (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 36 to 69, which comprise the condensed consolidated balance sheet as of June 30, 2024 and the related condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in shareholders' equity and condensed consolidated statement of cash flows for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("HKSRE 2410") issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

# REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

## CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
*August 21, 2024*

# CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and June 30, 2024
(Amounts in thousands, except for share and per share data)

| | Notes | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) (Note 2(d)) |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | | 12,333,884 | **10,542,131** | **1,450,646** |
| Restricted cash | | 686,568 | **22,253** | **3,062** |
| Accounts receivable, net | 3 | 572,558 | **687,792** | **94,643** |
| Financing receivables, net | | 1,135,445 | **1,070,565** | **147,315** |
| Short-term investment | | 7,454,633 | **9,898,796** | **1,362,120** |
| Inventories | | 28,074 | **28,095** | **3,866** |
| Advances to suppliers | | 821,942 | **860,573** | **118,419** |
| Prepayments and other current assets | | 3,772,377 | **4,657,146** | **640,845** |
| Amounts due from related parties | 9 | 148,067 | **170,038** | **23,398** |
| **Total current assets** | | 26,953,548 | **27,937,389** | **3,844,314** |
| Investments in equity investees | | 3,455,119 | **2,095,453** | **288,344** |
| Property and equipment, net | 4 | 32,181,025 | **33,180,203** | **4,565,748** |
| Land use rights, net | | 5,637,101 | **5,780,463** | **795,418** |
| Intangible assets, net | | 23,240 | **20,141** | **2,771** |
| Operating lease right-of-use assets | | 672,193 | **521,130** | **71,710** |
| Goodwill | | 4,241,541 | **4,241,541** | **583,655** |
| Deferred tax assets | | 879,772 | **846,558** | **116,490** |
| Long-term investment | | 12,170,881 | **14,034,434** | **1,931,202** |
| Long-term financing receivables, net | | 964,780 | **1,000,306** | **137,647** |
| Other non-current assets | | 701,758 | **931,597** | **128,192** |
| Amounts due from related parties-non current | 9 | 584,263 | **514,583** | **70,809** |
| **TOTAL ASSETS** | | 88,465,221 | **91,103,798** | **12,536,300** |

ZTO Express (Cayman) Inc.

## CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and June 30, 2024
(Amounts in thousands, except for share and per share data)

| | Notes | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) (Note 2(d)) |
|---|---|---|---|---|
| **LIABILITIES AND EQUITY** | | | | |
| **Current liabilities** | | | | |
| Short-term bank borrowings | | 7,765,990 | 10,390,800 | 1,429,822 |
| Accounts payable | 5 | 2,557,010 | 2,200,315 | 302,773 |
| Advances from customers | | 1,745,727 | 1,643,280 | 226,123 |
| Income tax payable | | 333,257 | 317,156 | 43,642 |
| Amounts due to related parties | 9 | 234,683 | 154,446 | 21,252 |
| Operating lease liabilities, current | | 186,253 | 154,257 | 21,226 |
| Dividends payable | | 1,548 | 20,616 | 2,837 |
| Other current liabilities | | 7,236,716 | 7,208,199 | 991,881 |
| **Total current liabilities** | | 20,061,184 | 22,089,069 | 3,039,556 |
| Non-current operating lease liabilities | | 455,879 | 328,909 | 45,259 |
| Deferred tax liabilities | | 638,200 | 495,408 | 68,170 |
| Convertible senior notes | | 7,029,550 | 7,216,538 | 993,029 |
| **TOTAL LIABILITIES** | | 28,184,813 | 30,129,924 | 4,146,014 |
| **Commitments and contingencies** | | | | |
| **Shareholders' equity** | | | | |
| Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 812,866,663 shares issued and 806,668,101 shares outstanding as of June 30, 2024) | 10 | 525 | 525 | 72 |
| Additional paid-in capital | | 24,201,745 | 24,477,250 | 3,368,182 |
| Treasury shares, at cost (3,000,000 and 2,256,634 shares as of December 31, 2023 and June 30, 2024, respectively) | | (510,986) | (377,156) | (51,898) |
| Retained earnings | | 36,301,185 | 36,634,344 | 5,041,054 |
| Accumulated other comprehensive loss | | (190,724) | (308,284) | (42,421) |
| **ZTO Express (Cayman) Inc. shareholders' equity** | | 59,801,745 | 60,426,679 | 8,314,989 |
| Non-controlling interests | | 478,663 | 547,195 | 75,297 |
| **Total Equity** | | 60,280,408 | 60,973,874 | 8,390,286 |
| **TOTAL LIABILITIES AND EQUITY** | | 88,465,221 | 91,103,798 | 12,536,300 |

The accompanying notes are an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

| | Notes | Six months ended June 30, | | |
| --- | --- | --- | --- | --- |
| | | 2023 | 2024 | |
| | | RMB | RMB | US$ |
| | | (Unaudited) | (Unaudited) | (Unaudited) |
| | | | | (Note 2(d)) |
| **Revenues** (including related party revenue of RMB413,092 and RMB111,354 for the six months ended June 30, 2023 and 2024, respectively) | 2(f) | 18,723,563 | 20,685,970 | 2,846,484 |
| **Cost of revenues** (including related party cost of revenues of RMB798,204 and RMB608,562 for the six months ended June 30, 2023 and 2024, respectively) | | (12,895,730) | (14,063,408) | (1,935,189) |
| **Gross profit** | | 5,827,833 | 6,622,562 | 911,295 |
| **Operating (expenses)/income** | | | | |
| Selling, general and administrative | | (1,291,214) | (1,489,619) | (204,978) |
| Other operating income, net | | 292,598 | 348,955 | 48,018 |
| **Total operating expenses** | | (998,616) | (1,140,664) | (156,960) |
| **Income from operations** | | 4,829,217 | 5,481,898 | 754,335 |
| **Other income/(expenses)** | | | | |
| Interest income | | 259,020 | 533,098 | 73,357 |
| Interest expense | | (143,928) | (199,771) | (27,489) |
| Gain from fair value changes of financial instruments | | 207,213 | 97,582 | 13,428 |
| (Loss)/gain on disposal of equity investees and subsidiaries | | (764) | 12,134 | 1,670 |
| Impairment of investment in equity investee | | – | (672,816) | (92,583) |
| Foreign currency exchange gain | | 70,921 | 20,562 | 2,829 |
| **Income before income tax and share of gain in equity method investments** | | 5,221,679 | 5,272,687 | 725,547 |
| Income tax expense | 6 | (1,030,592) | (1,231,316) | (169,435) |
| Share of gain in equity method investments | | 3,947 | 20,373 | 2,803 |
| **Net income** | | 4,195,034 | 4,061,744 | 558,915 |
| **Net loss/(income) attributable to non-controlling interests** | | 16,506 | (23,896) | (3,288) |
| **Net income attributable to ZTO Express (Cayman) Inc.** | | 4,211,540 | 4,037,848 | 555,627 |
| **Net income attributable to ordinary shareholders** | | 4,211,540 | 4,037,848 | 555,627 |

ZTO Express (Cayman) Inc.

# CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2023 and 2024

(Amounts in thousands, except for share and per share data)

| | Notes | Six months ended June 30, | | |
| --- | --- | --- | --- | --- |
| | | 2023 | 2024 | |
| | | RMB | RMB | US$ |
| | | (Unaudited) | (Unaudited) | (Unaudited) |
| | | | | (Note 2(d)) |
| Net earnings per share attributable to ordinary shareholders | 8 | | | |
| Basic | | 5.21 | 5.01 | 0.69 |
| Diluted | | 5.10 | 4.90 | 0.67 |
| Weighted average shares used in calculating net earnings per ordinary share | | | | |
| Basic | | 808,916,820 | 805,806,731 | 805,806,731 |
| Diluted | | 840,125,888 | 838,836,131 | 838,836,131 |
| Net income | | 4,195,034 | 4,061,744 | 558,915 |
| Other comprehensive loss, net of tax of nil | | | | |
| Foreign currency translation adjustment | | (141,897) | (117,560) | (16,177) |
| Comprehensive income | | 4,053,137 | 3,944,184 | 542,738 |
| Comprehensive loss/(income) attributable to non-controlling interests | | 16,506 | (23,896) | (3,288) |
| Comprehensive income attributable to ZTO Express (Cayman) Inc. | | 4,069,643 | 3,920,288 | 539,450 |

The accompanying notes are an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

| | ZTO Express (Cayman) Inc. Shareholders' Equity | | | | | | | |
| | Ordinary shares | | Additional paid-in capital | Treasury shares, at cost | Retained earnings | Accumulated other comprehensive (loss)/income | Total | Non-controlling interests | Total Equity |
| | Number of outstanding shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2023 (Audited) | 809,247,109 | 535 | 26,717,727 | (2,062,530) | 29,459,491 | (86,672) | 54,028,551 | 443,919 | 54,472,470 |
| Net income | – | – | – | – | 4,211,540 | – | 4,211,540 | (16,506) | 4,195,034 |
| Foreign currency translation adjustments | – | – | – | – | – | (141,897) | (141,897) | – | (141,897) |
| Share-based compensation and ordinary shares issued for share based compensation (Note 7) | 1,413,219 | – | 230,587 | 97,169 | (72,780) | – | 254,976 | – | 254,976 |
| Acquisition of non-controlling interests of subsidiaries | – | – | (64,711) | – | – | – | (64,711) | – | (64,711) |
| Decrease of non-controlling interests from disposal of subsidiaries | – | – | – | – | – | – | – | (94) | (94) |
| Capital contribution from non-controlling interest holders | – | – | – | – | – | – | – | 1,930 | 1,930 |
| Repurchase of ordinary shares (Note 10) | (1,912,982) | – | – | (328,232) | – | – | (328,232) | – | (328,232) |
| Cancellation of ordinary shares | – | (7) | (447,126) | 1,721,346 | (1,274,213) | – | – | – | – |
| Distribution of dividends (Note 11) | – | – | (2,055,723) | – | – | – | (2,055,723) | – | (2,055,723) |
| Balance at June 30, 2023 (Unaudited) | 808,747,346 | 528 | 24,380,754 | (572,247) | 32,324,038 | (228,569) | 55,904,504 | 429,249 | 56,333,753 |

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZTO Express (Cayman) Inc.

# CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

| | ZTO Express (Cayman) Inc. Shareholders' Equity | | | | | | | |
| | Ordinary shares | Additional paid-in capital | Treasury shares, at cost | Retained earnings | Accumulated other comprehensive (loss)/income | Total | Non-controlling interests | Total Equity |
| | Number of outstanding shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2024 (Audited) | 804,719,252 | 525 | 24,201,745 | (510,986) | 36,301,185 | (190,724) | 59,801,745 | 478,663 | 60,280,408 |
| Net income | – | – | – | – | 4,037,848 | – | 4,037,848 | 23,896 | 4,061,744 |
| Foreign currency translation adjustments | – | – | – | – | – | (117,560) | (117,560) | – | (117,560) |
| Share-based compensation and ordinary shares issued for share based compensation (Note 7) | 1,948,849 | – | 275,498 | 133,830 | (104,173) | – | 305,155 | – | 305,155 |
| Acquisition of non-controlling interests of subsidiaries | – | – | 7 | – | – | – | 7 | (10) | (3) |
| Decrease of non-controlling interests from disposal of subsidiaries | – | – | – | – | – | – | – | (2,630) | (2,630) |
| Capital contribution from non-controlling interest holders | – | – | – | – | – | – | – | 47,276 | 47,276 |
| Distribution of dividends (Note 11) | – | – | – | – | (3,600,516) | – | (3,600,516) | – | (3,600,516) |
| Balance at June 30, 2024 (Unaudited) | 806,668,101 | 525 | 24,477,250 | (377,156) | 36,634,344 | (308,284) | 60,426,679 | 547,195 | 60,973,874 |

The accompanying notes are an integral part of these condensed consolidated financial statements.

# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

| | Six months ended June 30, | | |
|---|---|---|---|
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| | | | (Note 2(d)) |
| Cash flows from operating activities | | | |
| Net cash provided by operating activities | 6,499,578 | 5,511,115 | 758,355 |
| Cash flows from investing activities | | | |
| Purchases of property and equipment | (4,447,207) | (2,646,799) | (364,212) |
| Purchases of land use rights | (55,248) | (322,230) | (44,340) |
| Investments in equity investees | – | (51,444) | (7,079) |
| Purchases of short-term investment | (5,681,940) | (8,019,733) | (1,103,552) |
| Maturity of short-term investment | 3,770,911 | 6,477,127 | 891,282 |
| Purchases of long-term investment | (4,375,101) | (3,435,647) | (472,761) |
| Maturity of long-term investment | 890,811 | 736,137 | 101,296 |
| Net cash received from disposal of equity investees and subsidiaries | 123,591 | 114,958 | 15,819 |
| Loan to employees | (28,140) | (65,340) | (8,991) |
| Repayments of loan to employees | 135,242 | 59,811 | 8,230 |
| Others | 258,921 | 108,219 | 14,892 |
| Net cash used in investing activities | (9,408,160) | (7,044,941) | (969,416) |
| Cash flows from financing activities | | | |
| Proceeds from short-term borrowings | 5,913,060 | 11,560,800 | 1,590,819 |
| Repayment of short-term borrowings | (4,623,564) | (8,935,990) | (1,229,633) |
| Repurchase of ordinary shares | (287,835) | – | – |
| Capital contribution from non-controlling interest shareholder | 1,930 | 2,060 | 283 |
| Payment of dividends | (2,072,509) | (3,600,362) | (495,426) |
| Others | (64,805) | – | – |
| Net cash used in financing activities | (1,133,723) | (973,492) | (133,957) |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | 95,934 | 35,077 | 4,827 |
| Net change in cash, cash equivalents and restricted cash | (3,946,371) | (2,472,241) | (340,191) |
| Cash, cash equivalents and restricted cash at beginning of period | 12,603,087 | 13,051,310 | 1,795,920 |
| Cash, cash equivalents and restricted cash at end of period | 8,656,716 | 10,579,069 | 1,455,729 |

ZTO Express (Cayman) Inc.

# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows.

| | As of June 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Audited) | (Unaudited) | (Unaudited) |
| | | | (Note 2(d)) |
| Cash and cash equivalents | 7,781,443 | 10,542,131 | 1,450,646 |
| Restricted cash | 851,899 | 22,253 | 3,062 |
| Restricted cash, non-current[(1)] | 23,374 | 14,685 | 2,021 |
| Total cash, cash equivalents, and restricted cash shown in the statements of cash flows | 8,656,716 | 10,579,069 | 1,455,729 |

Note: (1) The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

| | Six months ended June 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| | | | (Note 2(d)) |
| Supplemental disclosure of cash flow information | | | |
| Income taxes paid | 901,204 | 1,336,003 | 183,840 |
| Interest expense paid | 121,357 | 179,026 | 24,635 |
| Supplemental disclosure on non-cash information | | | |
| Cash dividends declared in payables | 7 | 19,011 | 2,616 |
| Purchase of property and equipment included in payables | 645,565 | 1,156,685 | 159,165 |
| Purchase of property and equipment using prepayments recorded in other non-current assets | 3,951 | 2,120 | 292 |
| Purchase of land use rights using prepayments recorded in other non-current assets | 243,716 | 84,488 | 11,626 |

The accompanying notes are an integral part of these condensed consolidated financial statements.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the "Company") was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively also referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China (the "PRC") through a nationwide network partner model.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group's financial position as of December 31, 2023 and June 30, 2024, results of operations and cash flows for the six months ended June 30, 2023 and 2024. The condensed consolidated balance sheet at December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

### (b) Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(Amounts in thousands, except for share and per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (b) Principles of consolidation (continued)

*Consolidation of Variable Interest Entity*

The condensed amounts and balances of ZTO Express and its subsidiaries (the "VIE") after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

| | As of December 31, 2023 | As of June 30, 2024 | |
|---|---|---|---|
| | RMB | RMB | US$ |
| | (Audited) | (Unaudited) | (Unaudited) |
| Total current assets (1) | 17,580,584 | **22,851,432** | **3,144,462** |
| Total assets (1) | 31,615,288 | **37,108,573** | **5,106,310** |
| Total current liabilities | 15,974,913 | **20,205,258** | **2,780,336** |
| Total liabilities | 16,481,195 | **20,582,811** | **2,832,289** |

(1) Included amounts due from other consolidated subsidiaries of RMB10,556,052 (audited) and RMB14,053,455 (unaudited) as of December 31, 2023 and June 30, 2024, respectively

| | Six months ended June 30, | | |
|---|---|---|---|
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| Total revenue | 15,327,267 | **17,058,102** | **2,347,273** |
| Net income (1) | 1,302,359 | **1,391,715** | **191,506** |
| Net cash used in operating activities (2) | (1,500,091) | **(1,463,242)** | **(201,349)** |
| Net cash used in investing activities | (306,577) | **(997,294)** | **(137,232)** |
| Net cash provided by financing activities | 906,577 | **2,624,810** | **361,186** |
| Net (decrease)/increase in cash and cash equivalents | (900,091) | **164,274** | **22,605** |
| Cash and cash equivalents and restricted cash at beginning of period | 2,752,475 | **2,926,119** | **402,647** |
| Cash and cash equivalents and restricted cash at end of period | 1,852,384 | **3,090,393** | **425,252** |

(1) Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB7,071,065 (unaudited) and RMB7,578,077 (unaudited) for the for the six months ended June 30, 2023 and 2024, respectively.

(2) Included inter-company operating cash outflow of RMB9,284,931 (unaudited) and RMB11,075,480 (unaudited) for the six months ended June 30, 2023 and 2024, respectively.

After all intercompany transactions eliminations, the VIE contributed 81.9% (unaudited) and 82.5% (unaudited) of the Group's consolidated revenues for the six months ended June 30, 2023 and 2024, respectively. After all intercompany transactions eliminations, as of December 31, 2023 and June 30, 2024, the VIE accounted for an aggregate of 23.8% (audited) and 25.3% (unaudited), respectively, of the consolidated assets, and 58.5% (audited) and 68.3% (unaudited), respectively, of the consolidated liabilities.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (b) Principles of consolidation (continued)

*Consolidation of Variable Interest Entity (continued)*

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

### (c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

### (d) Convenience translation

The Group's business is primarily conducted in the PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the condensed consolidated balance sheet, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from RMB into US dollars as of and for the six months ended June 30, 2024 were calculated at the rate of US$1.00 = RMB7.2672 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

ZTO Express (Cayman) Inc.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (e) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (e) Fair value (continued)

As of December 31, 2023 and June 30, 2024, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

*Significant Other Observable Inputs (Level 2)*

|  | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) |
|---|---|---|
| **Short-term investments** | | |
| DCN/DCD and interest rate swap | 299,106 | **50,132** |
| Wealth management products | 3,279,813 | **3,559,954** |
| **Long-term investments** | | |
| Wealth management products | 69,629 | **–** |
| **Derivative assets recorded within prepayments and other current assets** | | |
| Foreign exchange option contracts | – | **1,174** |
| Foreign exchange forward contracts | – | **215** |
| **Derivative liabilities recorded within other current liabilities** | | |
| Foreign exchange option contracts | 44,521 | **–** |
| Foreign exchange forward contracts | 13,967 | **–** |

The Group measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The fair value of the investment is determined based on valuation techniques using the best information available, which may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment of equity method investments recorded during the six months ended June 30, 2023 and 2024, respectively.

The carrying values of the Group's equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized impairment losses of nil (unaudited) and RMB672,816 (unaudited) related to equity investments without readily determinable fair values for the six months ended June 30, 2023 and 2024, respectively.

ZTO Express (Cayman) Inc.

(Amounts in thousands, except for share and per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (e) Fair value (continued)

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

### (f) Revenue recognition

*Disaggregation of revenue*

| | Six months ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2023 | | 2024 | | |
| | RMB | % | RMB | US$ | % |
| | (Unaudited) | | (Unaudited) | (Unaudited) | |
| Express delivery services | 17,387,187 | 92.9 | **19,116,095** | **2,630,462** | **92.4** |
| Freight forwarding services | 431,597 | 2.3 | **435,989** | **59,994** | **2.1** |
| Sale of accessories | 836,616 | 4.5 | **1,065,484** | **146,615** | **5.2** |
| Others | 68,163 | 0.3 | **68,402** | **9,413** | **0.3** |
| Total revenues | 18,723,563 | 100.0 | **20,685,970** | **2,846,484** | **100.0** |

*Contract assets and liabilities*

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2023 and June 30, 2024.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2023 and June 30, 2024.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (g) Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

### (h) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 3.   ACCOUNTS RECEIVABLE, NET

|  | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) |
|---|---|---|---|
| Accounts receivable, gross | 613,541 | 738,088 | 101,564 |
| Less: Allowance for credit losses | (40,983) | (50,296) | (6,921) |
| Total | 572,558 | 687,792 | 94,643 |

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

|  | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) |
|---|---|---|---|
| Within 6 months | 450,769 | 606,696 | 83,484 |
| Between 6 months and 1 year | 57,615 | 38,209 | 5,258 |
| Between 1 year and 2 years | 49,726 | 36,948 | 5,084 |
| More than 2 years | 55,431 | 56,235 | 7,738 |
| Accounts receivable, gross | 613,541 | 738,088 | 101,564 |

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

### 4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

| | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) |
|---|---|---|---|
| Buildings | 21,731,960 | 22,312,557 | 3,070,310 |
| Machinery and equipment | 8,861,939 | 9,389,627 | 1,292,056 |
| Leasehold improvements | 1,085,101 | 1,164,632 | 160,259 |
| Vehicles | 5,642,905 | 5,531,688 | 761,186 |
| Furniture, office and electric equipment | 922,797 | 977,166 | 134,462 |
| Total | 38,244,702 | 39,375,670 | 5,418,273 |
| Construction in progress | 4,929,745 | 5,998,150 | 825,373 |
| Accumulated depreciation | (10,916,806) | (12,121,695) | (1,668,001) |
| Impairment | (76,616) | (71,922) | (9,897) |
| Property and equipment, net | 32,181,025 | 33,180,203 | 4,565,748 |

Depreciation expenses were RMB1,322,968 (unaudited) and RMB1,473,049 (unaudited) for the six months ended June 30, 2023 and 2024, respectively. Loss on disposal of property and equipment were RMB5,217 (unaudited) and RMB58,070 (unaudited) for the six months ended June 30, 2023 and 2024, respectively.

The Group recorded impairment charges of RMB69,997 (unaudited) and RMB22,582 (unaudited), related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the six months ended June 30, 2023 and 2024, respectively.

ZTO Express (Cayman) Inc.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 5. ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2023 and June 30, 2024, based on the invoice date or inception date at the end of the reporting period, is as follows:

|  | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) |
|---|---|---|---|
| Within 6 months | 2,548,617 | 2,189,748 | 301,319 |
| Between 6 months and 1 year | 4,789 | 7,654 | 1,053 |
| Between 1 year and 2 years | 1,366 | 1,441 | 198 |
| More than 2 years | 2,238 | 1,472 | 203 |
| Total | 2,557,010 | 2,200,315 | 302,773 |

## 6. INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group's subsidiaries are as follows:

|  | Six months ended June 30, | | |
|---|---|---|---|
|  | 2023 RMB (Unaudited) | 2024 RMB (Unaudited) | US$ (Unaudited) |
| Current tax expenses | 1,159,643 | 1,319,902 | 181,625 |
| Deferred tax | (129,051) | (88,586) | (12,190) |
| Total | 1,030,592 | 1,231,316 | 169,435 |

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group's effective tax rate for the six months ended June 30, 2023 and 2024 were 19.74% (unaudited) and 23.35% (unaudited), respectively.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 7. SHARE-BASED COMPENSATION

### Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the "Share Holding Platform"). ZTO Es Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Group and accordingly, at the direction of the employee, ZTO ES will sell the Group's ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder's rights associated with the Group's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Group.

In March 2023 and 2024, 4,386,320 and 6,027,415 ordinary share units corresponding to 877,264 and 1,205,483 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for both of grants. These share awards vested and exercised immediately upon grant. The Group recorded the share-based compensation of RMB158,278 (unaudited) and RMB183,175 (unaudited) based on the market price at US$26.27 and US$21.02 of ordinary shares on the grant date for six months ended June 30, 2023 and 2024, respectively.

### 2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

(Amounts in thousands, except for share and per share data)

## 7. SHARE-BASED COMPENSATION (continued)

### Restricted share units

In March 2023 and 2024, the Group granted 535,955 and 743,366 restricted share units ("RSU") at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB96,698 (unaudited) and RMB112,956 (unaudited) based on the market price of ordinary shares at US$26.27 and US$21.02 on the grant date for the six months ended June 30, 2023 and 2024, respectively.

### 2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the "2024 Share Incentive Plan") in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

### Share Options

On March 22, 2024, the Group granted 916,200 share options to certain director, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The closing price of the Group's shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the six months ended June 30, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 7.    SHARE-BASED COMPENSATION (continued)

The fair value of stock options was estimated using the following significant assumptions:

|  | 2024 |
|---|---|
| Spot price (US$) | 21.02 |
| Exercise price (US$) | 21.88 |
| Life of option | 10 years |
| Risk free rate | 4.22% |
| Expected volatility | 35.00% |
| Dividend yield | 2.95% |
| Post-vesting forfeiture rate | 5.55%~6.39% |
| Exercise multiple | 1.5x~2.0x |

The following table summarized the Group's share option activity under the option plans:

|  | Number of Options | Weighted Average Exercise Price US$ per share | Weighted Average Remaining Contractual Life Years | Aggregate Intrinsic Value US$ |
|---|---|---|---|---|
| Share options outstanding as of January 1, 2024 | – | – | – | – |
| Granted | 916,200 |  |  |  |
| Exercised | – |  |  |  |
| Forfeited | – |  |  |  |
| Share options outstanding as of June 30, 2024 | 916,200 | 21.88 | 9.73 | – |
| Share options exercisable as of June 30, 2024 | 916,200 | 21.88 | 9.73 | – |

The total share-based compensation expenses relating to these options was RMB9,024 (unaudited) during the six months ended June 30, 2024. As of June 30, 2024, there was RMB35,480 (unaudited) of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.73 years.

(Amounts in thousands, except for share and per share data)

## 8. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

| | Six months ended June 30, | | |
|---|---|---|---|
| | 2023 | 2024 | |
| | RMB | RMB | US$ |
| | (Unaudited) | (Unaudited) | (Unaudited) |
| **Numerator:** | | | |
| Net income attributable to ordinary shareholders – basic | 4,211,540 | 4,037,848 | 555,627 |
| Plus: Interest expense of convertible senior notes | 73,406 | 74,977 | 10,317 |
| Net income attributable to ordinary shareholders – diluted | 4,284,946 | 4,112,825 | 565,944 |
| **Shares (Denominator):** | | | |
| Weight average ordinary shares outstanding – basic | 808,916,820 | 805,806,731 | 805,806,731 |
| Plus: Dilutive effect of convertible senior notes | 31,209,068 | 33,029,400 | 33,029,400 |
| Weight average ordinary shares outstanding – diluted | 840,125,888 | 838,836,131 | 838,836,131 |
| **Earnings per share – basic** | 5.21 | 5.01 | 0.69 |
| **Earnings per share – diluted** | 5.10 | 4.90 | 0.67 |

5,147,411 and 3,941,928 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2023 and June 30, 2024, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the six months ended June 30, 2024, the Group had share options which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. All outstanding share options are anti-dilutive.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

### 9.    RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

| Name of related parties | Relationship with the Group |
|---|---|
| Shanghai Mingyu Barcode Technology Ltd. | Controlled by brother of chairman of the Company |
| ZTO Supply Chain Management Co., Ltd. and its subsidiaries | The Group's equity investee |
| ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries | The Group's equity investee |
| ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries | The Group's equity investee |
| Zhejiang Tongyu Intelligent Industry Development Co., Ltd. | The Group's equity investee |
| Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd | Controlled by chairman of the Company |
| Tonglu Antong Management LLP and its subsidiaries | The Group's equity investee |
| Mr. Jilei Wang | Director and Vice President of Infrastructure Management |

ZTO Express (Cayman) Inc.

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS**
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 9. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties:

| Transactions | Six months ended June 30, | | |
| --- | --- | --- | --- |
| | 2023 | **2024** | |
| | RMB | **RMB** | **US$** |
| | (Unaudited) | **(Unaudited)** | **(Unaudited)** |
| **Revenues:** | | | |
| Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries | 281,841 | **79,969** | **11,004** |
| Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries | 108,331 | **–** | **–** |
| Others | 22,920 | **31,385** | **4,319** |
| | 413,092 | **111,354** | **15,323** |
| **Cost of revenues:** | | | |
| Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries | 539,484 | **366,360** | **50,413** |
| Transportation service fees paid to ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries | 50,142 | **61,331** | **8,439** |
| Transportation service fees paid to ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries | 28,835 | **782** | **108** |
| Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd. | 164,332 | **161,415** | **22,211** |
| Others | 15,411 | **18,674** | **2,570** |
| | 798,204 | **608,562** | **83,741** |
| **Other operating income:** | | | |
| Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries | 27,374 | **39,948** | **5,497** |
| Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries | 28,675 | **26,501** | **3,647** |
| Others | 1,446 | **2,190** | **302** |
| | 57,495 | **68,639** | **9,446** |
| **Other income:** | | | |
| Interest Income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd | 16,982 | **10,928** | **1,504** |
| Others | 5,515 | **4,645** | **639** |
| | 22,497 | **15,573** | **2,143** |

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 9. RELATED PARTY TRANSACTIONS (continued)

(b) The Group had the following balances with its related parties:

|  | As of December 31, 2023 RMB (Audited) | As of June 30, 2024 RMB (Unaudited) | US$ (Unaudited) |
|---|---|---|---|
| **Amounts due to related parties** |  |  |  |
| Shanghai Mingyu Barcode Technology Ltd. | 28,924 | 30,290 | 4,168 |
| ZTO Supply Chain Management Co., Ltd. and its subsidiaries | 149,495 | 86,727 | 11,934 |
| Zhongtong Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries | 14,988 | 15,041 | 2,070 |
| ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries | 16,415 | 12,952 | 1,782 |
| Others | 24,861 | 9,436 | 1,298 |
| **Total** | 234,683 | 154,446 | 21,252 |

Amounts due to related parties mainly consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2023 and June 30, 2024, respectively.

Trade related amounts due to related parties are normally settled within one year.

ZTO Express (Cayman) Inc.

(Amounts in thousands, except for share and per share data)

## 9. RELATED PARTY TRANSACTIONS (continued)

(b) The Group had the following balances with its related parties: (continued)

| | As of December 31, 2023 | As of June 30, 2024 | |
|---|---|---|---|
| | RMB (Audited) | RMB (Unaudited) | US$ (Unaudited) |
| **Amounts due from related parties** | | | |
| ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries [(1)] | 72,377 | **75,906** | **10,445** |
| ZTO Supply Chain Management Co., Ltd. [(2)] | 69,881 | **5,664** | **779** |
| Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries | 1,169 | **1,184** | **163** |
| Zhejiang Tongyu Intelligent Industry Development Co., Ltd. [(3)] | – | **84,700** | **11,655** |
| Others | 4,640 | **2,584** | **356** |
| **Total** | 148,067 | **170,038** | **23,398** |
| **Amounts due from related parties-non current** | | | |
| Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd [(4)] | 502,083 | **514,583** | **70,809** |
| Zhejiang Tongyu Intelligent Industry Development Co., Ltd. [(3)] | 82,180 | **–** | **–** |
| **Total** | 584,263 | **514,583** | **70,809** |

(1) The amount comprised the three-month factoring loan to this related party with 6.96% annualized interest rate, accounts receivable generated from the express delivery service provided by the Company and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB33,040 and RMB36,040 as of December 31, 2023 and June 30, 2024, respectively.

(2) The amount comprised the three-to-nine-month factoring loan to this related party and its subsidiaries with 6.96% annualized interest rate and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB66,860 and RMB1,200 as of December 31, 2023 and June 30, 2024, respectively.

(3) The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principal was RMB70,000 as of December 31, 2023 and June 30, 2024, respectively.

(4) The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. The balance of principal was RMB500,000 as of December 31, 2023 and June 30, 2024 and interest receivable was RMB2,083 and RMB14,583 as of December 31, 2023 and June 30, 2024, respectively.

Trade related amounts due from related parties are normally settled within one year.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 10. REPURCHASE OF ORDINARY SHARES

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective time through June 30, 2025. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2024, the Company has purchased an aggregate of 42,501,325 ADSs at an average purchase price of US$25.01 under the said share repurchase program, including repurchase commissions.

## 11. DIVIDENDS

On March 14, 2023, a dividend in respect of the year ended December 31 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company. The Company has paid US$299,318 during the six months ended June 30, 2023.

On March 19, 2024, a dividend in respect of the year ended December 31 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516), had been approved by the board of directors of the Company. The Company has paid US$497,518 during the six months ended June 30, 2024.

The above dividends in respect of the year ended December 31, 2022 and 2023 were paid to shareholders of record as of designated record dates.

On August 20, 2024, the board of directors has approved an interim dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024, to holders of its ordinary shares and ADSs as of the close of business on September 10, 2024.

## 12. COMMITMENTS AND CONTINGENCIES

### Capital commitments

The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB4,593,606 (audited) and RMB4,413,093 (unaudited) as of December 31, 2023 and June 30, 2024, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

### Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition. The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024(Amounts in thousands, except for share and per share data)

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs") issued by International Accounting Standards Board. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

| | Six months ended June 30, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | | |
| Condensed Consolidated Statements of comprehensive income | Amounts as reported under US GAAP RMB (Unaudited) | Investments measured at fair value (Note (a)) RMB | Lease (Note (b)) RMB | Convertible senior note (Note (c)) RMB | Equity method investments (Note (d)) RMB | Deferred income tax arising from asset acquisition (Note (e)) RMB | Capped call options transaction (Note (f)) RMB | Amounts as reported Under IFRSs RMB (Unaudited) |
| Cost of revenues | (12,895,730) | – | 6,124 | – | – | 1,758 | – | (12,887,848) |
| Interest expense | (143,928) | – | (8,694) | 73,406 | – | – | – | (79,216) |
| Fair value change on investments measured at fair value through profit or loss | – | (271,438) | – | – | – | – | – | (271,438) |
| Fair value change of convertible senior notes and call option | – | – | – | 102,997 | – | – | (118,514) | (15,517) |
| **Net income before income tax and share of gain (loss) in equity method investments** | 5,221,679 | (271,438) | (2,570) | 176,403 | – | 1,758 | (118,514) | 5,007,318 |
| Share of gain/(loss) in equity method investments | 3,947 | – | – | – | (4,956) | – | – | (1,009) |
| Income tax expenses | (1,030,592) | 17,480 | 565 | – | – | (1,758) | – | (1,014,305) |
| **Net income** | 4,195,034 | (253,958) | (2,005) | 176,403 | (4,956) | – | (118,514) | 3,992,004 |
| **Net income attributable to ZTO Express (Cayman) Inc.** | 4,211,540 | (253,958) | (2,005) | 176,403 | (4,956) | – | (118,514) | 4,008,510 |
| **Net income attributable to ordinary shareholders** | 4,211,540 | (253,958) | (2,005) | 176,403 | (4,956) | – | (118,514) | 4,008,510 |
| **Other comprehensive income (loss)** | | | | | | | | |
| Foreign currency translation adjustments | (141,897) | 24,580 | – | (11,355) | (9,413) | – | 25,399 | (112,686) |
| **Comprehensive income** | 4,053,137 | (229,378) | (2,005) | 165,048 | (14,369) | – | (93,115) | 3,879,318 |

64
ZTO Express (Cayman) Inc.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

| Condensed Consolidated Statements of comprehensive income | Amounts as reported under US GAAP RMB (Unaudited) | Six months ended June 30, 2024 IFRSs adjustments | | | | | | Amounts as reported under IFRSs RMB (Unaudited) |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Investments measured at fair value (Note (a)) RMB | Lease (Note (b)) RMB | Convertible senior note (Note (c)) RMB | Equity method investments (Note (d)) RMB | Deferred income tax arising from asset acquisition (Note (e)) RMB | Capped call options transaction (Note (f)) RMB | |
| Cost of revenues | (14,063,408) | – | 7,732 | – | – | 1,475 | – | (14,054,201) |
| Interest expense | (199,771) | – | (11,221) | 74,978 | – | – | – | (136,014) |
| Fair value change on investments measured at fair value through profit or loss | – | (695,125) | – | – | – | – | – | (695,125) |
| Impairment of investment in equity investee | (672,816) | 672,816 | – | – | – | – | – | – |
| Fair value change of convertible senior notes and call option | – | – | – | (155,000) | – | – | 38,586 | (116,414) |
| **Net income before income tax and share of gain/(loss) in equity method investments** | 5,272,687 | (22,309) | (3,489) | (80,022) | – | 1,475 | 38,586 | 5,206,928 |
| Share of gain in equity method investments | 20,373 | – | – | – | 431 | – | – | 20,804 |
| Income tax expenses | (1,231,316) | 3,997 | 777 | – | – | (1,475) | – | (1,228,017) |
| **Net income** | 4,061,744 | (18,312) | (2,712) | (80,022) | 431 | – | 38,586 | 3,999,715 |
| **Net income attributable to ZTO Express (Cayman) Inc.** | 4,037,848 | (18,312) | (2,712) | (80,022) | 431 | – | 38,586 | 3,975,819 |
| **Net income attributable to ordinary shareholders** | 4,037,848 | (18,312) | (2,712) | (80,022) | 431 | – | 38,586 | 3,975,819 |
| Other comprehensive income (loss) | | | | | | | | |
| Foreign currency translation adjustments | (117,560) | (15,500) | – | 2,672 | (6,323) | – | 5,602 | (131,109) |
| **Comprehensive income** | 3,944,184 | (33,812) | (2,712) | (77,350) | (5,892) | – | 44,188 | 3,868,606 |

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2023 and 2024(Amounts in thousands, except for share and per share data)

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

| | As of December 31, 2023 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | | | |
| Condensed Consolidated Balance Sheets | Amounts as reported under US GAAP RMB (Audited) | Investments measured at fair value (Note (a)) RMB | Lease (Note (b)) RMB | Convertible senior note (Note (c)) RMB | Equity method investments (Note (d)) RMB | Deferred income tax arising from asset acquisition (Note (e)) RMB | Capped call options transaction (Note (f)) RMB | Cash and cash equivalents (Note (g)) RMB | Amounts as reported under IFRSs RMB (Audited) |
| Cash and cash equivalents | 12,333,884 | – | – | – | – | – | – | (530,000) | 11,803,884 |
| Short-term investment | 7,454,633 | – | – | – | – | – | – | 530,000 | 7,984,633 |
| Operating lease right-of-use assets | 672,193 | – | (43,606) | – | – | – | – | – | 628,587 |
| Investments in equity investees | 3,455,119 | 657,653 | – | – | (283,332) | – | – | – | 3,829,440 |
| Derivatives | – | – | – | – | – | – | 218,664 | – | 218,664 |
| Land use rights, net | 5,637,101 | – | – | – | – | (131,411) | – | – | 5,505,690 |
| Deferred tax assets | 879,772 | (3,997) | 10,631 | – | – | – | – | – | 886,406 |
| **TOTAL ASSETS** | 88,465,221 | 653,656 | (32,975) | – | (283,332) | (131,411) | 218,664 | – | 88,889,823 |
| Other current liabilities | 7,236,716 | – | – | (34,907) | – | – | – | – | 7,201,809 |
| Convertible senior notes | 7,029,550 | – | – | (117,995) | – | – | – | – | 6,911,555 |
| Deferred tax liabilities | 638,200 | 9,981 | – | – | – | (131,411) | – | – | 516,770 |
| **TOTAL LIABILITIES** | 28,184,813 | 9,981 | – | (152,902) | – | (131,411) | – | – | 27,910,481 |
| Additional paid-in capital | 24,201,745 | – | – | – | – | – | 373,139 | – | 24,574,884 |
| Retained earnings | 36,301,185 | 604,662 | (32,975) | 166,914 | (270,272) | – | (171,873) | – | 36,597,641 |
| Accumulated other comprehensive loss | (190,724) | 39,013 | – | (14,012) | (13,060) | – | 17,398 | – | (161,385) |
| **ZTO Express (Cayman) Inc. shareholders' equity** | 59,801,745 | 643,675 | (32,975) | 152,902 | (283,332) | – | 218,664 | – | 60,500,679 |
| Non-controlling interests | 478,663 | – | – | – | – | – | – | – | 478,663 |
| **TOTAL EQUITY** | 60,280,408 | 643,675 | (32,975) | 152,902 | (283,332) | – | 218,664 | – | 60,979,342 |

66
ZTO Express (Cayman) Inc.

(Amounts in thousands, except for share and per share data)

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

| | As of June 30, 2024 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | IFRSs adjustments | | | | | | | |
| Condensed Consolidated Balance Sheets | Amounts as reported under US GAAP RMB (Unaudited) | Investments measured at fair value (Note (a)) RMB | Lease (Note (b)) RMB | Convertible senior note (Note (c)) RMB | Equity method investments (Note (d)) RMB | Deferred income tax arising from asset acquisition (Note (e)) RMB | Capped call options transaction (Note (f)) RMB | Cash and cash equivalents (Note (g)) RMB | Amounts as reported under IFRS RMB (Unaudited) |
| Cash and cash equivalents | 10,542,131 | – | – | – | – | – | – | (928,000) | 9,614,131 |
| Short-term investment | 9,898,796 | – | – | – | – | – | – | 928,000 | 10,826,796 |
| Operating lease right-of-use assets | 521,130 | – | (47,094) | – | – | – | – | – | 474,036 |
| Investments in equity investees | 2,095,453 | 382,764 | – | – | (289,224) | – | – | – | 2,188,993 |
| Derivatives | – | – | – | – | – | – | 262,852 | – | 262,852 |
| Land use rights, net | 5,780,463 | – | – | – | – | (108,945) | – | – | 5,671,518 |
| Deferred tax assets | 846,558 | – | 11,407 | – | – | – | – | – | 857,965 |
| **TOTAL ASSETS** | 91,103,798 | 382,764 | (35,687) | – | (289,224) | (108,945) | 262,852 | – | 91,315,558 |
| Other current liabilities | 7,208,199 | – | – | (35,730) | – | – | – | – | 7,172,469 |
| Convertible senior notes | 7,216,538 | – | – | (39,822) | – | – | – | – | 7,176,716 |
| Deferred tax liabilities | 495,408 | 9,981 | – | – | – | (108,945) | – | – | 396,444 |
| **TOTAL LIABILITIES** | 30,129,924 | 9,981 | – | (75,552) | – | (108,945) | – | – | 29,955,408 |
| Additional paid-in capital | 24,477,250 | – | – | – | – | – | 373,139 | – | 24,850,389 |
| Retained earnings | 36,634,344 | 349,270 | (35,687) | 86,892 | (269,841) | – | (133,287) | – | 36,631,691 |
| Accumulated other comprehensive loss | (308,284) | 23,513 | – | (11,340) | (19,383) | – | 23,000 | – | (292,494) |
| **ZTO Express (Cayman) Inc. shareholders' equity** | 60,426,679 | 372,783 | (35,687) | 75,552 | (289,224) | – | 262,852 | – | 60,812,955 |
| Non-controlling interests | 547,195 | – | – | – | – | – | – | – | 547,195 |
| **TOTAL EQUITY** | 60,973,874 | 372,783 | (35,687) | 75,552 | (289,224) | – | 262,852 | – | 61,360,150 |

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2023 and 2024
(Amounts in thousands, except for share and per share data)

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes:

(a) Investment measured at fair value

Under U.S. GAAP, the Company has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in profit or loss.

Under IFRSs, the investment in equity securities that do not meet the criteria for being measured at fair value through other comprehensive income ("FVTOCI") or designated as FVTOCI are measured at fair value through profit or loss ("FVTPL"). These investments were classified as financial assets at FVTPL and measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in the consolidated statements of comprehensive income. Furthermore, deferred tax liabilities arising from change in fair value change would be recognized accordingly.

(b) Leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRSs, the right-of-use asset is amortized to amortization expense on a straight-line basis while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee. Besides, the difference between amortization together with interest expense and actual payments would be recognized as a deferred tax asset through book-tax difference.

(c) Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured as a single non-current liability. Issuance costs related to the convertible senior notes were recorded as a direct deduction from the principal amount of the convertible senior notes, and the discount caused by issuance cost is amortized over the period from the date of issuance to the first put date of the convertible senior notes, using the effective interest method.

Under IFRSs, since the convertible senior notes qualified a hybrid contract that contains one or more embedded derivatives, i.e., conversion option and redemption option entitled by the notes' holders, and the Company has option of cash settlement upon conversion, these notes were designated by the Company as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Company considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(d) Equity method investments

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Company records equity method adjustments in share of profits and losses. Equity method adjustments include the Company's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method.

Both U.S. GAAP and IFRSs require investor to recognize its share of net income or loss in an equity method investee by using the investor's basis of accounting. Accordingly, the reconciling items of the equity method investees between U.S. GAAP and IFRSs will impact the Company's share of the investees' earnings or losses. The main reconciling items of the investees include classification and measurement of preferred shares issued by the equity investees.

ZTO Express (Cayman) Inc.

## 13. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes: (continued)

(d) Equity method investments (continued)

Under U.S. GAAP, the preferred shares are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRSs, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

(e) Deferred income tax arising from asset acquisition

Under U.S. GAAP, when the entity acquired land use right (other than in a business combination) which tax basis differs from the cost recognized, the acquisition cost is assigned between the value of the asset and that of the deferred tax asset/liability. However, under IFRSs, the acquisition cost is assigned as the value of the asset and no deferred tax asset/liability is recorded.

Accordingly, the reconciliation caused the reclassification between total asset and total liability, with no net impact on net income in consolidated statements of comprehensive income and no difference in total shareholders' equity as of December 31, 2023 and June 30, 2024, respectively.

(f) Call option transaction

Under U.S. GAAP, the capped calls meet the criteria for classification as equity and, as such, are carried at the acquisition cost and recorded as a reduction to additional paid-in-capital within stockholders' equity.

The capped call options transaction will be settled in the Company's own equity instrument (ADSs). Besides, the transaction will be settled by the exchange of cash, ADSs, or a combination of cash and ADSs at the Company's selection, which means unfixed amount of cash or an unfixed number of the Company's own equity instruments. Under IFRSs, the capped call options should be classified as financial assets, The capped call options was initially and subsequently measured as financial asset at fair value through profit and loss.

(g) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Company's cash and cash equivalents consist of cash on hand, demand deposits, time deposits and wealth management products, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRSs, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRSs and U.S. GAAP, wealth management products are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRSs Interpretations Committee. Therefore, the amounts of deposits in money market funds are recorded as short-term investments measured at fair value under IFRSs.

# DEFINITIONS

| | |
|---|---|
| "2016 Plan" | the Company's share incentive plan adopted in June 2016 as amended from time to time |
| "2024 Plan" | the Company's share incentive plan approved and adopted on March 19, 2024 as amended from time to time |
| "ADS(s)" | American depositary share(s) (each representing one Class A ordinary share of the Company) |
| "Affiliate" | has the meaning defined in the Articles of Association |
| "Articles of Association" | the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on April 14, 2023 and taken effect on May 1, 2023 |
| "associate(s)" | has the meaning ascribed to it under the Listing Rules |
| "Audit Committee" | the audit committee of the Board |
| "Board" | the board of Directors |
| "BVI" | the British Virgin Islands |
| "CG Code" | the Corporate Governance Code as set out in Appendix C1 to the Listing Rules |
| "China" or "PRC" | the People's Republic of China |
| "Class A ordinary shares" | Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting |
| "Class B ordinary shares" | Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting |
| "Company" or "ZTO" | ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time |
| "Compensation Committee" | the compensation committee of the Board |

ZTO Express (Cayman) Inc.

| "Contractual Arrangements" | variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries |
|---|---|
| "Director(s)" | the director(s) of the Company |
| "ESG" | environmental, social and governance |
| "ESG Committee" | the environmental, social and governance committee of the Board |
| "Group", "the Group", "we" or "us" | the Company, subsidiaries and consolidated affiliated entities from time to time |
| "Hong Kong" or "HK" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Latest Practicable Date" | September 7, 2024, being the latest practicable date for ascertaining certain information in this interim report before its publication |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules |
| "Nominating and Corporate Governance Committee" | the nominating and corporate governance committee of the Board |
| "NYSE" | New York Stock Exchange |
| "ordinary shares" | Class A and Class B ordinary shares of the Company, par value US$0.0001 per share |
| "Primary Conversion" | the Company's voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange |

# DEFINITIONS

| | |
|---|---|
| "Reporting Period" | the six months ended June 30, 2024 |
| "RMB" or "Renminbi" | Renminbi yuan, the lawful currency of China |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Share(s)" | the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires |
| "Shareholder(s)" | holder(s) of the Share(s) |
| "subsidiary(ies)" | has the meaning ascribed to it under the Listing Rules |
| "substantial shareholder" | has the meaning ascribed to it under the Listing Rules |
| "U.S." | the United States of America, its territories, its possessions and all areas subject to its jurisdiction |
| "US$" or "U.S. dollars" | United States dollars, the lawful currency of the United States |
| "U.S. GAAP" | accounting principles generally accepted in the United States |
| "weighted voting right" or "WVR" | has the meaning ascribed to it under the Listing Rules |
| "WVR Beneficiary" | has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Meisong LAI, holding the Class B ordinary shares, which entitle him to weighted voting rights |
| "ZTO ES" | Zto Es Holding Limited, a company incorporated in the British Virgin Islands |
| "%" | per cent |

ZTO Express (Cayman) Inc.